Exhibit 99.1
TENCENT MUSIC ENTERTAINMENT GROUP
Unaudited Condensed Consolidated Interim Financial Information for the Six Months Ended June 30, 2025 and 2026

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED INCOME STATEMENTS

		Six months ended June 30,
		2025	2026
		(Unaudited)	(Unaudited)
	Note	RMB’million	RMB’million
Revenue from music related services*		12,658	14,119
Revenue from social entertainment services and others		3,140	2,709

Total revenues	8	15,798	16,828
Cost of revenues		(8,807)	(9,333)
Gross profit		6,991	7,495
Selling and marketing expenses		(415)	(507)
General and administrative expenses		(1,884)	(1,999)

Total operating expenses		(2,299)	(2,506)
Interest income		551	475
Other gains, net	9	2,571	218
Operating profit		7,814	5,682
Share of net profit of investments accounted for using equity method	14	39	30
Finance costs		(37)	(51)

Profit before income tax		7,816	5,661
Income tax expense	11	(961)	(971)

Profit for the period		6,855	4,690

Attributable to:
Equity holders of the Company		6,700	4,562
Non-controlling interests		155	128

		6,855	4,690

		RMB	RMB
Earnings per share for Class A and Class B ordinary shares	12
Basic		2.19	1.47
Diluted		2.16	1.46

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		4.38	2.94
Diluted		4.32	2.91
The accompanying notes are an integral part of this condensed consolidated interim financial information.

*
Starting from the first quarter of 2026, “online music services” has been renamed to “music related services” to better reflect the nature of the businesses, including long-form audio. Such change does not affect the amounts of historical revenue or its accounting treatment.

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
	RMB’million	RMB’million
Profit for the period	6,855	4,690
Other comprehensive income, net of tax:
Items that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	11,610	(5,440)
Currency translation differences	(97)	(552)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(40)	(546)
Share of other comprehensive (loss)/income of associates	(38)	1

Total comprehensive income for the period	18,290	(1,847)

Attributable to:
Equity holders of the Company	18,135	(1,968)
Non-controlling interests	155	121

	18,290	(1,847)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS

		December 31,	June 30,
		2025	2026
		(Audited)	(Unaudited)
	Note	RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	13	1,201	1,540
Land use rights	13	2,290	2,254
Right-of-use assets	13	287	322
Intangible assets	13	2,899	5,895
Goodwill	13	20,521	29,757
Investments accounted for using equity method	14	1,659	2,691
Financial assets at fair value through other comprehensive income	15	26,231	19,147
Other investments	15	303	934
Prepayments, deposits and other assets	16	365	445
Deferred tax assets		498	633
Term deposits	17	13,810	13,640

		70,064	77,258

Current assets
Inventories		41	98
Accounts receivable		3,903	4,184
Prepayments, deposits and other assets	16	4,183	4,745
Other investments	15	83	72
Short-term investments	15	—	123
Term deposits	17	15,763	6,761
Restricted cash	17	15	8
Cash and cash equivalents	17	8,470	23,698

		32,458	39,689

Total assets		102,522	116,947

EQUITY
Equity attributable to equity holders of the Company
Share capital	18	2	2
Additional paid-in capital	18	29,919	34,933
Shares held for share award schemes	18	(801)	(870)
Treasury shares	18	(664)	(3,389)
Other reserves	19	22,450	16,478
Retained earnings		29,381	31,118

		80,287	78,272
Non-controlling interests		2,763	2,801

Total equity		83,050	81,073

LIABILITIES
Non-current liabilities
Borrowings	21	—	7,142
Notes payable	22	3,497	3,390
Other payables and other liabilities	23	379	468
Deferred tax liabilities		504	1,462
Lease liabilities		200	218
Deferred revenue	24	303	447

		4,883	13,127

Current liabilities
Accounts payable		6,284	6,716
Other payables and other liabilities	23	3,558	4,451
Borrowings	21	—	5,997
Current tax liabilities		1,092	999
Lease liabilities		116	137
Deferred revenue	24	3,539	4,447

		14,589	22,747

Total liabilities		19,472	35,874

Total equity and liabilities		102,522	116,947

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
(Unaudited)
Balance at January 1, 2025		2	29,035	(520)	(550)	19,845	20,051	67,863	1,863	69,726

Profit for the period		—	—	—	—	—	6,700	6,700	155	6,855
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	11,610	—	11,610	—	11,610
Share of other comprehensive loss of associates		—	—	—	—	(38)	—	(38)	—	(38)
Currency translation differences		—	—	—	—	(137)	—	(137)	—	(137)

Total comprehensive income for the period		—	—	—	—	11,435	6,700	18,135	155	18,290

Transactions with equity holders:
Exercise of share options/ RSUs	18,19	—	428	—	73	(224)	—	277	—	277
Share-based compensation - value of employee services	19,20	—	—	—	—	297	—	297	—	297
Shares held for share award schemes	18	—	—	(25)	—	—	—	(25)	—	(25)
Repurchase of shares		—	—	—	(462)	—	—	(462)	—	(462)
Dividends to the Company’s shareholders		—	—	—	—	—	(1,974)	(1,974)	—	(1,974)
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	518	518
Dividends to non-controlling interests		—	—	—	—	—	—	—	(39)	(39)
Deemed disposal		—	—	—	—	(147)	259	112	—	112
Recognition of financial liabilities in respect of the put option from business combination		—	—	—	—	(345)	—	(345)	—	(345)

Total transactions with equity holders at their capacity as equity holders for the period		—	428	(25)	(389)	(419)	(1,715)	(2,120)	479	(1,641)

Balance at June 30, 2025		2	29,463	(545)	(939)	30,861	25,036	83,878	2,497	86,375

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
(Unaudited)
Balance at January 1, 2026		2	29,919	(801)	(664)	22,450	29,381	80,287	2,763	83,050

Profit for the period		—	—	—	—	—	4,562	4,562	128	4,690
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	(5,440)	—	(5,440)	—	(5,440)
Share of other comprehensive income of associates		—	—	—	—	1	—	1	—	1
Currency translation differences		—	—	—	—	(1,091)	—	(1,091)	(7)	(1,098)

Total comprehensive income for the period		—	—	—	—	(6,530)	4,562	(1,968)	121	(1,847)

Transactions with equity holders:
Exercise of share options/ RSUs	18,19	—	120	—	—	(116)	—	4	—	4
Share-based compensation - value of employee services	19,20	—	—	—	—	339	—	339	—	339
Shares held for share award schemes	18	—	—	(69)	—	—	—	(69)	—	(69)
Repurchase of shares		—	—	—	(2,725)	—	—	(2,725)	—	(2,725)
Dividends to the Company’s shareholders		—	—	—	—	—	(2,560)	(2,560)	—	(2,560)
Acquisition of Ximalaya	18, 19, 25	—	4,894	—	—	120	—	5,014	(28)	4,986
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	26	26
Dividends to non-controlling interests		—	—	—	—	—	—	—	(46)	(46)
Transfer of losses on deemed disposal of financial instruments to retained earnings		—	—	—	—	265	(265)	—	—	—
Recognition and fair value change of financial liabilities in respect of the put option from business combination		—	—	—	—	(68)	—	(68)	—	(68)
Transactions with minority interest		—	—	—	—	18	—	18	(27)	(9)
Disposal of non-wholly owned subsidiary		—	—	—	—	—	—	—	(8)	(8)

Total transactions with equity holders at their capacity as equity holders for the period		—	5,014	(69)	(2,725)	558	(2,825)	(47)	(83)	(130)

Balance at June 30, 2026		2	34,933	(870)	(3,389)	16,478	31,118	78,272	2,801	81,073

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,
		2025	2026
		(Unaudited)	(Unaudited)
	Note	RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations		4,477	4,977
Interest received		597	606
Income taxes paid		(917)	(387)

Net cash inflow from operating activities		4,157	5,196

Cash flows from investing activities
Net cash payment for business combinations		(1,053)	(7,415)
Purchase of property, plant and equipment		(131)	(193)
Purchase of intangible assets		(427)	(239)
Placement of short-term investments	15	(2,300)	(4,012)
Receipt from short-term investments	15	2,339	4,880
Placement of term deposits with initial terms of over three months		(5,706)	(6,102)
Receipt from maturity of term deposits with initial terms of over three months		6,189	16,102
Proceeds from disposal of investments accounted for using equity method		32	4
Payments for acquisition of investments accounted for using equity method		(1,819)	(70)
Proceeds from disposal of investments accounted for as financial assets at fair value through profit or loss		—	12
Payments for acquisition of investments accounted for as financial assets at fair value through profit or loss		(3)	(229)
Payments for acquisition of investments accounted for as financial assets at fair value through other comprehensive income		(1,230)	—
Payments for loan to third parties		(2)	—
Dividends received		252	198
Other investing activities		5	(4)

Net cash (outflow)/inflow from investing activities		(3,854)	2,932

Cash flows from financing activities
Proceeds from short-term borrowings		—	5,770
Repayments of short-term borrowings		—	(55)
Proceeds from long-term borrowings		—	7,000
Proceeds from exercise of share options		57	4
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		—	(9)
Shares withheld for share award schemes		(24)	(23)
Payments for repurchase of ordinary shares		(391)	(2,725)
Dividends paid to the Company’s shareholders		(1,981)	(2,539)
Dividends paid to non-controlling interests		(39)	(41)
Payments for interests		(58)	(48)
Principal elements of lease payments		(76)	(61)

Net cash (outflow)/inflow from financing activities		(2,512)	7,273

Net (decrease)/increase in cash and cash equivalents		(2,209)	15,401
Cash and cash equivalents at beginning of the period		13,164	8,470
Exchange differences on cash and cash equivalents		44	(173)

Cash and cash equivalents at end of the period		10,999	23,698

The accompanying notes are an integral part of condensed consolidated interim financial information.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	General information and organization

1.1.	General information
Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. The registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”). The Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since December 12, 2018. The Company’s Class A ordinary shares have been listed, by way of introduction, on the Hong Kong Stock Exchange since September 15, 2022. Each ADS of the Company represents two ordinary shares, remain primarily listed and traded on the New York Stock Exchange(“NYSE”). The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.
The Company, its subsidiaries, its controlled structured entities (“Variable interest entities”, or “VIE”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in operating all-in-one music and audio platforms to provide music streaming, offline concerts, artist merchandise and other IP-centric experiences in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and subsidiaries of VIEs in the PRC.
In July 2016, Tencent acquired control of the Company through a series of transactions, pursuant to which Tencent injected substantially all of its online music business in the Mainland China (“Tencent Music Business”) into the Company in exchange for certain number of shares issued by the Company (“Merger”). Upon the completion of such transactions, the Company became a subsidiary of Tencent and was renamed to its current name in December 2016. The Merger was accounted for as a reverse acquisition under which Tencent Music Business is regarded as the acquirer, and accordingly this Interim Financial Information have been presented as a continuation of the financial statements of Tencent Music Business.
The condensed consolidated interim financial information comprises the consolidated balance sheet as at June 30, 2026, the related condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six months then ended, and a summary of significant accounting policies and other explanatory notes (the “Interim Financial Information”). The Interim Financial Information is presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information has not been audited.

1.2.	Significant events and transactions in the current reporting period
The Group completed the acquisition of entire equity interest of Ximalaya Inc. (“Ximalaya”) on May 18, 2026. Please refer to Note 25 Business Combinations for further details.

2.	Basis of preparation and presentation
This Interim Financial Information for the sixth-month reporting period ended June 30, 2026 has been prepared in accordance with International Accounting Standard 34 (“IAS 34”) ‘Interim Financial Reporting’ issued by the International Accounting Standards Board (‘IASB’) and should be read in conjunction with the annual consolidated financial statements for the year ended 31 December 2025 (“2025 Financial Statements”) , which have been prepared in accordance with International Financial Reporting Standards as issued by ISAB (“IFRS Accounting Standards as issued by IASB”).

3.	Significant accounting policies
Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are consistent with those used in the 2025 Financial Statements, which have been prepared in accordance with IFRS Accounting Standards as issued by IASB under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, which are carried at fair value.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

Taxes on income for the interim period are accrued using the tax rates that would be applicable to expected total annual assessable profit.

(a)	New and amendments to the accounting standards adopted
The following amendments and improvements to standards have been adopted by the Group for the first time for the financial year beginning on January 1, 2026:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity
Annual Improvements to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11
The adoption of the above does not have material impact on the Interim Financial Information of the Group.

(b)	Recent accounting pronouncements
Certain amendments to accounting standards and interpretation have been published that are not mandatory for June 30, 2026 reporting periods and have not been early adopted by the Group. As at the date of approval of this Interim Financial Information, the Group is still in the process of assessing the effects of adopting IFRS 18, IFRS 19 and these amendments and improvements to IFRS Accounting Standards. The Group will continue to assess the effects of these new and amended standards.

Effective for annual periods beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency	January 1, 2027
Amendments to IAS 36, IFRS 18, IAS 1, IAS 37, IAS 8, IFRS 7	Disclosures about Uncertainties in the Financial Statements - Illustrative examples	January 1, 2027

IFRS 20	Regulatory Assets and Regulatory-Liabilities	January 1, 2029

4.	Consolidation of VIEs
PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structure Contracts”) entered into among the Company, its wholly-owned subsidiaries of the Company (“WOFEs”), domestic entities (“Operating Entities”) that legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the Operating Entities, has exposure or rights to variable returns from its involvement with the Operating Entities, and has the ability to use its power over the Operating Entities to affect the amount of the returns. As a result, all these Operating Entities are regarded as VIEs that accounted for as consolidated structured entities of the Company and their financial statements have been consolidated by the Company. There were no material changes in any basis of consolidation of VIEs under Contractual Arrangements during the six months ended June 30, 2026 from the preceding financial year.

5.	Estimates
The preparation of the Interim Financial Information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing the Interim Financial Information, the nature of significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were consistent with those described in the 2025 Financial Statements.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

6.	Financial risk management

(a)	Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk.
The Interim Financial Information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2025 Financial Statements.
There were no changes in any material risk management policies during the six months ended June 30, 2026.

(b)	Capital risk management
The Group’s objectives on managing capital are to safeguard the Group’s ability to continue as a going concern and support the sustainable growth of the Group in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.
Capital refers to equity and external debts (including borrowings and notes payable). In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
As at December 31, 2025 and June 30, 2026, the directors of the Company considers the risk of the Group’s capital structure is remote as the Group has a net cash position.

(c)	Fair value estimation
The table below analyzes the Group’s financial instruments carried at fair value as at June 30, 2026 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
As at June 30, 2026, the Group’s financial instruments carried at fair value comprised financial assets at fair value through other comprehensive income (Note 15) stated in the consolidated balance sheets measured at level 1 hierarchy with amount of RMB19,131 million (as at December 31, 2025: RMB26,217 million) and measured at level 3 hierarchy with amount of RMB16 million (as at December 31, 2025: RMB14 million), while other investments (Note 15) and short-term investment
(Note 15)
at level 3 fair value hierarchy with amount of RMB1,006 million (as at December 31, 2025: RMB386 million) and RMB123 million (as at December 31, 2025: nil), respectively.
The fair value of financial instruments traded in active markets is determined with reference to quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price already incorporates the market’s assumptions with respect to changes in economic climate such as rising interest rates and inflation, as well as changes due to ESG risk. These instruments are included in level 1.
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Group has a team of personnel who performs valuation on these level 3 instruments for financial reporting purposes. The team adopts various valuation techniques to determine the fair value of the Group’s level 3 instruments. External valuation experts may also be involved and consulted when it is necessary.
The components of the level 3 instruments mainly include investments in unlisted companies classified as other investments. As these instruments are not traded in an active market, their fair value have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc.
During the six months ended June 30, 2025 and 2026, there was no transfer between level 1, 2 and 3 for recurring fair value measurements.

7.	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.
For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, no geographical segments are presented.

8.	Revenue

	Six months ended June 30,
	2025	2026
Revenues from music related services	RMB’million	RMB’million
Membership services (note i)	8,718	9,360
Marketing and consumption services (note ii)	3,940	4,759

	12,658	14,119

Note i: As part of music related services, membership services primarily consist of membership fees paid for membership benefits and privileges, including access to music and audio content, and other benefits and privileges within music related services, majority of which were recognized over time.
Note ii: As part of music related services, marketing and consumption services primarily consist of advertising, offline performance related services and artist-related merchandise sales.
Among the total revenue for

the six months ended June 30, 2025 and 2026, revenue contributed by advertising services amounted to RMB
2,348
 million and RMB
2,524
 million, respectively.
During the six months ended June 30, 2025 and 2026, the majority of the revenue from music related services are recognized over time and the majority of the revenue from social entertainment services are recognized at a point in time.
The Group does not disclose the information about the remaining performance obligation as the majority of the performance obligations of the Group have an expected duration of one year or less.
Details of contract liabilities were disclosed in Note 24.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

9.	Other gains, net

	Six months ended June 30,
	2025	2026
	RMB’million	RMB’million
Gain on deemed disposal (note i)	2,373	—
Dividends from investments	92	107
Government grants and tax rebates (note ii)	20	53
Fair value changes of consideration liabilities related to acquisition (note 25)	—	28
Fair value change of investments	39	11
Net gains in relation to equity investments	3	2
Others (note iii)	44	17

	2,571	218

Note i: As at December 31, 2024, the Group held 10% equity interest in a consortium led by Tencent and the consortium held 20% equity interest in Universal Music Group(“UMG”). With the Group’s ability to exercise significance influence on the consortium, the Group accounted for the investment as investments accounted for using equity method. In March 2025, the consortium completed a transfer of the UMG shares held by the consortium to its members through distribution-in-kind.
Following the distribution, the Group held directly 2% equity interests in UMG and the Group designated the investment as financial assets at fair value through other comprehensive income. The gain with amount of RMB2,373 million on deemed disposal of investment accounted for using equity method was recognized during the six months ended June 30, 2025.
Note ii: There are no unfulfilled conditions or contingencies related to these subsidies.
Note iii: During the six months ended June 30, 2025 and 2026, sharing of ADS service fee with amount of RMB34 million and RMB30 million, respectively, were included in others.

10.	Expenses by nature

	Six months ended June 30,
	2025	2026
	RMB’million	RMB’million
Service costs (note i)	5,720	5,610
Advertising agency fees	603	581
Employee benefits expenses (note ii)	1,995	2,198
Promotion and advertising expenses	287	355
Notes:

(i)
Service costs mainly comprised content costs of royalties, revenue sharing fees paid to content creators and content delivery costs that primarily consisted of server, cloud services and bandwidth costs.

(ii)
During the six months ended June 30, 2025 and 2026, the Group incurred expenses for the purpose of research and development of approximately RMB1,140 million and RMB1,180 million, which comprised employee benefits expenses of RMB1,055 million and RMB1,094 million, respectively. No material development expenses had been capitalized for the six months ended June 30, 2025 and 2026.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

11.	Taxation

(a)	Income tax expense
Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong
Under the current tax laws of Hong Kong, TME Hong Kong is subject to Hong Kong profits tax at 16.5% on its taxable income generated from the operations in Hong Kong. Dividends from TME Hong Kong is not subject to Hong Kong profits tax.

(iii)	PRC
Under the Corporate Income Tax (“CIT”) Law in the PRC, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) and enterprise established in certain special economic development zones. Qualified HNTE is eligible for a preferential tax rate of 15%.
During the six months ended June 30, 2025 and 2026, certain subsidiaries of the Group have been recognized as HNTE by relevant government authorities and were eligible for a preferential tax rate of 15%.
Certain subsidiaries of the Group are entitled to other tax concessions, mainly including the preferential tax rate of 15%
applicable to some subsidiaries located in certain areas of PRC upon fulfillment of certain requirements of the respective local government.
Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 5% to 9%.

(iv)	Withholding tax
Under the current CIT Law, dividends for earnings derived from January 1, 2008 and onwards paid by PRC entities to any of their foreign non-resident
enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if tax treaty or arrangement benefits are available. Under the tax arrangement between the PRC and Hong Kong, the reduced withholding tax rate for dividends paid by PRC entities is 5% provided the Hong Kong investors meet the requirements as stipulated by relevant PRC tax regulations, such as the beneficiary owner test.

(v)	OECD Pillar Two model rules
The OECD published Pillar Two model rules in December 2021, with the effect that a jurisdiction may enact domestic tax laws (“Pillar Two legislation”) to implement the Pillar Two model rules on a globally agreed common approach. A Pillar Two legislation applies to a member of a multinational group within the scope of the Pillar Two model rules (i.e., a multinational Group that has annual revenue of EUR 750 million or more in the Consolidated Financial Statements of the Ultimate Parent Entity in at least two of the four Fiscal Years immediately preceding the tested Fiscal Year), which the Group’s ultimate holding company Tencent is reasonably expected to fall into. As a partially owned parent entity (“POPE”) of Tencent, it imposes a top-up
tax on Group’s profits arising in a jurisdiction whenever the effective tax rate determined by the Pillar Two model rules on a jurisdictional basis is below a minimum rate of 15%.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

As at June 30, 2026, the Group mainly operated in Chinese Mainland and Hong Kong. Pillar Two legislation has been effective in Hong Kong since January 1, 2025 and the current tax exposure for the six months ended June 30, 2026 is immaterial. While Pillar Two legislation is not yet enacted or substantively enacted in Chinese Mainland as at June 30, 2026, it is estimated that the Group’s income tax would not be materially different had such legislation been in effect for the six months ended June 30, 2026. The Group will continue assessing the Pillar Two tax exposure and the impacts on its consolidated financial statements accordingly. Regarding deferred income tax accounting, the Group has applied the exception to recognizing and disclosing deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.
The income tax expense of the Group is analyzed as follows:

	Six months ended June 30,
	2025	2026
	RMB’million	RMB’million
Current income tax	718	927
Deferred income tax	243	44

Total income tax expense	961	971

12.	Earnings per share

(a)	Basic earnings per share
Basic earnings per share (“EPS”) is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

(b)	Diluted earnings per share
For the calculation of diluted earnings per share, weighted average number of ordinary shares outstanding is adjusted by the effect of dilutive securities, including share-based awards in respect of share options and RSU, under the treasury stock method (collectively forming the denominator for computing the diluted earnings per share). Potentially dilutive securities, including share options and RSU, have been excluded from the computation of weighted average number of ordinary shares for the purpose of diluted earnings per share if their inclusion is anti-dilutive. No adjustments is made to earnings (numerator).

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended June 30,
	2025	2026
	RMB’million	RMB’million
Earnings
Net profit attributable to equity holders of the Company	6,700	4,562

	Number of shares
	Six months ended June 30,
	2025	2026
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,057,167,291	3,104,964,331
Dilution effect- adjustments for share options and RSUs	41,364,651	27,428,065

Shares used in computing diluted earnings per share	3,098,531,942	3,132,392,396

	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	2.19	1.47
Diluted earnings per share for Class A and Class B ordinary shares	2.16	1.46
Basic earnings per ADS	4.38	2.94
Diluted earnings per ADS	4.32	2.91
Note: One ADS represents two Class A ordinary shares of the Company.
For the six months ended June 30, 2025 and 2026, certain share options and certain RSUs that were anti-dilutive and being excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

13.	Property, plant and equipment, land use rights, rights-of-use assets, intangible assets and goodwill

	Property, plant and equipment	Land use rights	Right-of-use assets	Intangible assets	Goodwill
	RMB ’million	RMB ’million	RMB ’million	RMB ’million	RMB ’million
Net book amounts at January 1, 2025	803	2,364	295	2,049	19,647
Additions	186	—	70	483	—
Business combinations	—	—	—	1,131	818
Depreciation and amortization	(24)	(37)	(54)	(589)	—
Disposals	(2)	—	(1)	(27)	—

Net book amounts at June 30, 2025	963	2,327	310	3,047	20,465

Net book amounts at January 1, 2026	1,201	2,290	287	2,899	20,521
Additions	273	1	14	277	—
Business combinations	92	—	78	3,399	9,241
Depreciation and amortization	(23)	(37)	(57)	(677)	—
Disposals	(3)	—	—	(3)	(5)

Net book amounts at June 30, 2026	1,540	2,254	322	5,895	29,757

The Group used the facilities for issuing payment guarantees of the constructions of buildings and has utilized RMB86 million related to the constructions of buildings as at June 30, 2026.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

14.	Investments accounted for using equity method

	As at
	December 31,	June 30,
	2025	2026
	RMB’million	RMB’million
Investments in associates	1,572	2,608
Investments in joint ventures	87	83

	1,659	2,691

	Six months ended June 30,
	2025	2026
	RMB’million	RMB’million
Share of profit/(loss) of investments accounted for using equity method:
Associates	42	31
Joint ventures	(3)	(1)

	39	30

Movement of investments in associates and joint ventures is analyzed as follows:

	Six months ended June 30,
	2025	2026
	RMB’million	RMB’million
At beginning of the period	4,669	1,659
Additions	1,824	84
Transfer (Note a)	—	954
Business combinations	2	21
Share of profit, net	39	30
Share of other comprehensive (loss)/income	(38)	1
Deemed disposal (Note 9)	(4,506)	—
Disposal	(49)	(4)
Currency translation differences	(10)	(48)
Dividend income	(72)	(6)
At end of the period	1,859	2,691

Note:
(a) During the six months ended June 30, 2026, investment in an investee company of the Group with a carrying amount of RMB954 million, which is engaged in artist management, was transferred from financial assets at fair value through other comprehensive income to investment in an associate, due to changes of certain Group’s shareholder rights in the investment.
(b)Both external and internal sources of information of associates are considered in assessing whether there is any indication that the investments may be impaired, including but not limited to their financial positions, business performances and market capitalization. During the six months ended June 30, 2025 and 2026, no impairment loss was recognized.
There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

15.	Financial assets at fair value

(a)	Financial assets at fair value through other comprehensive income
As at December 31, 2025 and June 30, 2026, the Group’s financial assets at fair value through other comprehensive income include equity investments in listed securities and equity investments in unlisted securities as the following table. The investments in listed equity securities mainly represented its investment in Spotify Technology S.A. (“Spotify”) and
UMG
.

	As at,
	December 31,	June 30,
	2025	2026
	RMB’million	RMB’million
Equity investments in listed entities	26,217	19,131
Equity investments in unlisted entities	14	16

	26,231	19,147

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Six months ended June 30,
	2025	2026
	RMB’million	RMB’million
At beginning of the period	14,498	26,231
Additions	8,257	—
Business combination	—	6
Fair value change	11,610	(5,440)
Transfer (Note 14)	—	(954)
Currency translation differences	(111)	(696)

At end of the period	34,254	19,147

(b)	Other investments
As at December 31, 2025 and June 30, 2026, the Group’s other investments represented financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Six months ended June 30,
	2025	2026
	RMB’million	RMB’million
At beginning of the period	355	386
Additions	4	229
Business combination	—	411
Disposal	—	(13)
Currency translation differences	(1)	(7)

At end of the period	358	1,006

Of which are:
Current	50	72
Non-current	308	934

	358	1,006

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(c)	Short-term investments
Short-term investments represent investments issued by commercial banks with a variable return
and
accounted for as financial assets at fair value through profit or loss. Movement of short-term investments is analyzed as follows:

	Six months ended June 30,
	2025	2026
	RMB’million	RMB’million
At beginning of the period	—	—
Additions	2,300	4,012
Business combination	—	980
Fair value change(Note 9)	39	11
Disposal	(2,339)	(4,880)

At end of the period	—	123

16.	Prepayments, deposits and other assets

	As at
	December 31,	June 30
	2025	2026
	RMB’million	RMB’million
Included in non-current assets
Prepaid content royalties	267	359
Others	98	86

	365	445

Included in current assets
Prepaid content royalties	2,117	2,445
Interest receivables	840	719
Prepaid promotion and other expenses	756	921
Prepaid vendors deposits and other receivables	198	383
Value-added tax recoverable	98	226
Receivable from Tencent (Note 27(b))	78	48
Others	96	3

	4,183	4,745

17.	Term deposits and cash and cash equivalents

(a)	Term deposits
As at December 31, 2025 and June 30, 2026, the Group’s term deposits were denominated in RMB and US$.
As at December 31, 2025 and June 30, 2026, the carrying amounts of the term deposits with initial terms of over three months approximated to their fair value.

(b)	Restricted cash
As at June 30, 2026, restricted cash held at banks of RMB8 million (December 31, 2025: RMB15 million) were mainly denominated in RMB, representing restricted deposits used as security against certain lawsuits.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(c)	Cash and cash equivalents

	As at
	December 31,	June 30,
	2025	2026
	RMB’million	RMB’million
Cash at bank	8,169	18,168
Term deposits with initial terms within three months	301	5,530

	8,470	23,698

18.	Share capital

	Number of issued shares	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury Shares RMB’million
Balance at January 1, 2025
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,097,809,008	2	29,035	(520)	(550)

Employee share award schemes
-Exercise of share options/ RSUs (note i)	—	—	428	—	73
-Shares held for share award schemes (note ii)	—	—	—	(25)	—
Repurchase of ordinary shares (note iii)	—	—	—	—	(462)
Shares allotted and issued for share award scheme	50,000,000	—	—	—	—
Shares cancellation	(5)	—	—	—	—

Balance at June 30, 2025	3,147,809,003	2	29,463	(545)	(939)

Balance at January 1, 2026
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,147,809,000	2	29,919	(801)	(664)

Employee share award schemes
-Exercise of share options/ RSUs (note i)	—	—	120	—	—
-Shares held for share award schemes (note ii)	—	—	—	(69)	—
Repurchase of ordinary shares (note iii)	—	—	—	—	(2,725)
Acquisition of Ximalaya	153,795,303	—	4,894	—	—

Balance at June 30, 2026	3,301,604,303	2	34,933	(870)	(3,389)

As at December 31, 2025 and June 30, 2026, analysis of the Company’s issued shares is as follows:

	As at December 31, 2025		As at June 30, 2026
	Number of issued shares	Share capital RMB’million	Number of issued shares	Share capital RMB’million
Class A ordinary shares	1,482,859,752	1	1,636,655,055	1
Class B ordinary shares	1,664,949,248	1	1,664,949,248	1

	3,147,809,000	2	3,301,604,303	2

*	All issued shares were fully paid as at December 31, 2025 and June 30, 2026.

(i)
During the six months ended June 30, 2025 and 2026, the Company transferred 2,091,258, and nil Class A ordinary shares from the Treasury shares to the grantees for the exercise of share options/RSUs, respectively.

(ii)
During the six months ended June 30, 2025 and 2026, the Share Scheme Trust purchased and withheld 532,134 and 2,024,652 Class A ordinary shares of the Company for an amount of approximately RMB25 million and RMB69 million which had been deducted from the equity.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

As at December 31, 2025 and June 30, 2026, the Share Scheme Trust held 48,550,176 and 42,074,118 Class A ordinary shares, respectively. These shares include those designated for the purpose of granting awarded shares to the participants under the Share Award Schemes, as well as shares that have been purchased and withheld by the Share Scheme Trust.

(iii)	Repurchase of shares
In March 2023, the board of directors of the Company authorized a new share repurchase program, under which the Company may repurchase up to USD500 million of its Class A ordinary shares in the form of ADSs during a 24-month period commencing from March 20, 2023 (the “2023 Share Repurchase Program”). During the six months ended June 30, 2025, the Company repurchased 5,943,751 ADSs from the open market, at an aggregate consideration of approximately US$64 million (equivalents to approximately RMB462 million) in cash, under the 2023 Share Repurchase Program.
On March 17, 2025, board of directors of the Company authorized the 2025 Share Repurchase Program under which the Company may repurchase up to US$1 billion of our Class A ordinary shares, including in the form of ADSs, during a two-year
period commencing on March 21, 2025. During the six months ended June 30, 2026, the Company repurchased 43,479,650 ADSs from the open market, at an aggregate consideration of approximately US$400 million (equivalents to approximately RMB 2,725 million) in cash, under the 2025 Share Repurchase Program.
The Company accounts for the repurchased ordinary shares as treasury stock under the cost method and records it as a component of the shareholders’ equity.

19.	Other reserves

	Share-based compensation reserve RMB’million	Contribution from ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
Balance at January 1, 2025	1,691	463	231	277	10,005	7,178	19,845
Currency translation differences	—	—	—	(137)	—	—	(137)
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	11,610	—	11,610
Share of other comprehensive loss of an associate	—	—	—	—	—	(38)	(38)
Share based compensation	297	—	—	—	—	—	297
Exercise of share options/ RSUs	(224)	—	—	—	—	—	(224)
Deemed disposal	—	—	—	—	—	(147)	(147)
Recognition of financial liabilities in respect of the put option from business combination	—	—	—	—	—	(345)	(345)

Balance at June 30, 2025	1,764	463	231	140	21,615	6,648	30,861

Balance at January 1, 2026	1,562	463	242	(545)	14,099	6,629	22,450
Currency translation differences	—	—	—	(1,091)	—	—	(1,091)
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	(5,440)	—	(5,440)
Share of other comprehensive income of an associate	—	—	—	—	—	1	1
Share based compensation	339	—	—	—	—	—	339
Exercise of share options/ RSUs	(116)	—	—	—	—	—	(116)
Acquisition of Ximalaya	—	—	—	—	—	120	120
Recognition and fair value change of financial liabilities in respect of the put option from business combinations	—	—	—	—	—	(68)	(68)
Transfer of losses on deemed disposal of financial instruments to retained earnings	—	—	—	—	265	—	265
Transactions with minority interest	—	—	—	—	—	18	18

Balance at June 30, 2026	1,785	463	242	(1,636)	8,924	6,700	16,478

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

20.	Share based compensation

(a)	Share-based compensation plans of the Company
The Group has adopted four share-based compensation plans, namely, the 2014 Share Incentive Plan, the 2017 Restricted Share Scheme, the 2017 Option Plan and the 2024 Share Incentive Plan. The Group adopted 2024 Share Incentive Plan in May 2024. According to the 2024 Share Incentive Plan, 228,775,377 ordinary shares have been reserved to be issued to any qualified employees, directors, non-employee
directors, and consultants as determined by the board of directors of the Company. Upon the adoption of the 2024 Share Incentive plan, the outstanding options and RSUs under previous plans were all transferred to the 2024 Share Incentive plan and the previous plans ceased to be of any effect.
Movements in the number of RSUs for the six months ended June 30, 2025 and 2026 are as follows:

	Number of awarded shares Six months Ended June 30,
	2025	2026
Outstanding as at January 1	38,249,608	32,548,726
Granted	3,432,584	11,957,716
Vested	(3,030,558)	(8,119,322)
Forfeited	(1,397,634)	(690,248)

Outstanding as at June 30	37,254,000	35,696,872

Expected to vest as at June 30	33,139,401	32,612,967
The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the six months ended June 30, 2025 and 2026 was US$5.81 per share (equivalent to approximately RMB41.64 per share) and US$5.77 per share (equivalent to approximately RMB39.14 per share), respectively.
Movements in the number of share options for the six months ended June 30, 2025 and 2026 are as follows:

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2025	36,755,376	3.92	2.06
Granted	2,583,444	5.53	3.21
Exercised	(9,152,516)	4.22	2.13
Forfeited	(1,254,192)	8.39	2.04

Outstanding as at June 30, 2025	28,932,112	3.77	2.14

Vested and expected to vest as at June 30, 2025	21,223,234	3.76	2.15
Exercisable as at June 30, 2025	16,727,874	3.43	2.22
Non vested as at June 30, 2025	4,756,408	4.95	2.02
Outstanding as at January 1, 2026	21,835,852	3.72	2.12
Granted	58,722	8.47	4.07
Exercised	(381,388)	1.51	1.81
Forfeited	(28,904)	7.43	4.35

Outstanding as at June 30, 2026	21,484,282	3.77	2.13

Vested and expected to vest as at June 30, 2026	21,223,234	3.76	2.12
Exercisable as at June 30, 2026	16,727,874	3.43	1.93
Non vested as at June 30, 2026	4,756,408	4.95	2.84

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The weighted average price of the shares at the time these options were exercised was US$8.18 per share (equivalent to approximately RMB58.61) and US$5.91 per share (equivalent to approximately RMB40.12) during the six months ended June 30, 2025 and 2026, respectively.

(b)	Fair value of options
The fair value of share options was valued using the Binomial option-pricing model as at the respective grant dates.
Assumptions used in the Binomial option-pricing model are presented below:

	Six months ended June 30,
	2025	2026
Risk free interest rate	4.65%	4.17%
Expected dividend yield	0.13%	1.50%
Expected volatility	60%	55%
Exercise multiples	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years

(c)	Outstanding share options
Share options
outstanding
as at December 31, 2025 and June 30, 2026 have the following expiry date and exercise prices:

Expiry date	Exercise price	December 31, 2025	June 30, 2026
10 years commencing from the date of grant of options	US$0.27	380,740	185,344
	US$1.93	8,027,128	7,901,208
	US$2.24 ~ US$2.32	4,124,428	4,115,062
	US$3.32 ~ US$3.82	909,652	909,652
	US$4.24	204,952	194,952
	US$5.26 ~ US$5.29	2,519,978	2,487,182
	US$5.53	2,424,808	2,415,976
	US$6.20 ~ US$6.37	529,400	529,400
	US$7.05 ~ US$7.61	1,997,160	1,969,178
	US$8.47 ~ US$9.53	169,080	227,802
	US$10.65	548,526	548,526

Total		21,835,852	21,484,282

Weighted average remaining contractual life of options outstanding:		5.99	5.53

(d)	Expected retention rate of grantees
The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the condensed consolidated income statement. As at December 31, 2025 and June 30, 2026, the Expected Retention Rate of the Group was assessed to be

87
%-
96
%.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

21.	Borrowings

	As at
	December 31, 2025 RMB’million	June 30, 2026 RMB’million
Included in non-current liabilities:
Non-current portion of long-term RMB bank borrowings, unsecured (Note (a))	—	7,142

Included in current liabilities:
RMB bank borrowings, unsecured (Note (b))	—	5,973
Current portion of long-term RMB bank borrowings, unsecured (Note (a))	—	24

	—	5,997

	—	13,139

(a)	The aggregate principal amounts of long-term bank borrowings and applicable interest rates are as follows:

	As at June 30, 2026
	Amount (RMB’million)	Interest rate (per annum)
RMB bank borrowings	7,121	LPR -0.85% ~ 0.30%
RMB bank borrowings	45	3.10%

	7,166

The long-term bank borrow
ing
s are repayable as follows:

	As at
	December 31, 2025 RMB’million	June 30, 2026 RMB’million
Within 1 year	—	24
Between 1 and 2 years	—	214
Between 2 and 5 years	—	1,650
Over 5 years	—	5,278

	—	7,166

(b)	The aggregate principal amounts of short-term bank borrowings and applicable interest rates are as follows :

	As at June 30, 2026
	Amount (RMB’million)	Interest rate (per annum)
RMB bank borrowings	5,973	1.70% ~ 2.30%
As at June 30, 2026, the carrying amounts of borrowings approximated their fair values.
The Group had complied with all of the financial covenants of its borrowing facilities for the six months ended June 30, 2026.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

22.	Notes payable

	As at
	December 31, 2025 RMB’million	June 30, 2026 RMB’million
Included in non-current liabilities	3,497	3,390

In September 2020, the Company issued two tranches of senior unsecured notes with an aggregate principal amount of US$800 million as set out below. The notes due 2025 have been fully repaid.

	Principal amount (US$’million)	Carrying amount at December 31, 2025 (RMB’million)	Carrying amount at June 30, 2026 (RMB’million)	Interest Rate (per annum)	Due
2025 Notes	300	—	—	1.375%	2025
2030 Notes	500	3,497	3,390	2.000%	2030

	800	3,497	3,390

Notes payable issued by the Company were recognized initially at fair value and subsequently carried at amortized cost.
The fair value of notes payable as at December 31, 2025 and June 30, 2026 was US$452 million (equivalents to approximately RMB3,176 million) and US$450 million (equivalents to approximately RMB3,066 million). The fair value of notes payable was based on the quoted market prices at the end of reporting period.
Interest is payable semi-annually in arrears on and of each year, beginning in March 2021. The total cash outflow in financing activities for interest paid of notes payable in the six months ended June 30, 2025 and 2026 was RMB51 million and RMB35 million, respectively.

23.	Other payables and other liabilities

	As at
	December 31, 2025 RMB’million	June 30, 2026 RMB’million
Included in non-current liabilities
Put option liabilities on non-controlling interest	379	230
Consideration liabilities related to the acquisition of Ximalaya	—	216
Others	—	22

	379	468

Included in current liabilities
Accrued expenses (note)	2,453	2,224
Investment payables	1	410
Other tax liabilities	281	324
Put option liabilities on non-controlling interest	—	218
Payable for construction in progress	160	195
Advances from customers	208	148
Consideration liabilities related to the acquisition of Ximalaya	—	108
Payable to Tencent Group (Note 27(b))	90	104
Other deposits	25	31
Others	340	689

	3,558	4,451

Note: Accrued expenses mainly comprise payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

24.	Deferred revenue

	As at
	December 31, 2025 RMB’million	June 30, 2026 RMB’million
Non-current	303	447
Current	3,539	4,447

	3,842	4,894

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for membership services, time-based virtual gifts, content sublicensing and digital music singles and albums, for which the related services had not been rendered as at December 31, 2025 and June 30, 2026.

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5

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

25.	Business Combinations

(a)	Acquisition of Ximalaya
In June 2025, the Group announced its proposed acquisition of Ximalaya, which is a leading online audio company in Chinese Mainland, pursuant to a Merger Agreement dated June 10, 2025. On May 18, 2026, the Group completed the acquisition of entire equity interest of Ximalaya. The total purchase consideration amounted to approximately RMB14.0
b
illion, which comprised cash consideration of approximately RMB8.6
b
illion, and certain ordinary shares issued or to be issued by the Group. On the acquisition date, the Group issued 153,795,303 Class A ordinary shares to selling shareholders of Ximalaya. 2,203,466 Class A ordinary shares shall be issued on the first anniversary date of the Closing Date. Meanwhile, the Group reserved certain number of
Class A ordinary shares (“Founder Indemnity Shares”) at closing as partial security for founders’ obligation. The Founder Indemnity Shares are classified as financial liabilities, presented in “Other payables and other liabilities”. The Group estimated the fair value of the Founder Indemnity Shares at the acquisition date and at each period end based on the best estimate of shares to be issued and the stock price of the Company’s ordinary shares. Accordingly, the Group recognized fair value changes related to the Founder Indemnity Shares with amount of RMB28 million for the six months ended June 30, 2026. The
 Group also granted certain number of RSUs under the 2024 Share Incentive Plan to replace the outstanding options and/or RSUs under Ximalaya’s previous ESOP programs. The portion for pre-combination
services is accounted for as part of the consideration and the portion for post-combination services is accounted for as compensation cost.
The fair value of total identifiable net assets (including identifiable intangible assets) was approximately RMB4.7
b
illion. Goodwill of approximately RMB9.2
b
illion was recognised as a result of the transaction. It was mainly attributable to the operating synergies and economies of scale expected to be derived from combining the operations. None of the goodwill was expected to be deductible for income tax purpose.
The acquired business contributed revenue of RMB
407

million to the Group for the six months ended June 30, 2026. The Group’s revenue for the six months ended June 30, 2026 would be increased by no more than 10% and net profit for the six months ended June 30, 2026 would not be materially different should the transaction have occurred on January 1, 2026.
The related transaction costs of the transaction recognised in the Group’s condensed consolidated income statement were not material.

(b)	Other business combinations
During the six months ended June 30, 2026, the Group acquired equity interests of companies with total considerations of RMB42 million. The revenue and the results contributed by the acquired subsidiaries subsequent to the acquisition was immaterial to the Group. The Group’s revenue and results for the six months ended June 30, 2026 would not be materially different should these acquisitions had occurred on January 1, 2026.

26.	Commitments
The following table summarizes future minimum commitments of the Group as at December 31, 2025 and June 30, 2026:

	Within one year	Later than one year but not later than five years	Total
As at December 31, 2025	RMB’million	RMB’million	RMB’million
Operating commitments (note i)	118	3	121
Content royalties (note ii)	2,288	303	2,591
Capital commitments (note iii)	392	213	605
Investment commitment (note iv)	50	—	50

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

	Within one year	Later than one year but not later than five years	Total
As at June 30, 2026	RMB’million	RMB’million	RMB’million
Operating commitments (note i)	131	4	135
Content royalties (note ii)	2,512	640	3,152
Capital commitments (note iii)	366	74	440
Investment commitment (note iv)	331	—	331
Note i: Operating commitments represent future minimum commitments under non-cancelable
operating arrangements of the Group. As at June 30, 2026, the operating commitments are mainly related to offline performances and other services.
Note ii: Content royalties represent the minimum royalty payments associated with license agreements which the Group has entered into as at period-end.
Note iii: Capital commitments represent the minimum payments associated with construction of buildings.
Note iv: Investment commitment represents commitments to acquire the equity interests in certain entities.

27.	Related party transactions
The table below sets forth the major related parties and their relationships with the Group as at June 30, 2026

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(a)	Transactions
For the six months ended June 30, 2025 and 2026, significant related party transactions were as follows:

	Six months ended June 30,
	2025 RMB’million	2026 RMB’million
Revenue
Music related services to Tencent Group (note i)	119	229
Music related services to the Company’s associates and associates of Tencent Group	249	232
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	29	33
Expenses
Service cost to Tencent Group	359	369
Service cost to the Company’s associates and associates of Tencent Group	625	819
Other costs and expenses to Tencent Group (note ii)	622	624
Other costs and expenses to the Company’s associates and associates of Tencent Group	148	106
Note i: Primarily include revenues from online advertising and membership services provided to Tencent Group pursuant
to the Business Cooperation Agreement, which was renewed in August 2023.
Note ii: Primarily include advertising fees charged by Tencent Group for our advertising services sold through Tencent Group.
These related party transactions were conducted at prices and terms as agreed by the respective parties involved.
Note iii: During the six months ended June 30, 2026, the Group completed acquisition of Ximalaya (Note 25), which is one of the existing investee companies accounted for as financial assets at fair value through profit or loss of Tencent Group. The Group paid total consideration of approximately RMB
1,071
m
illion, consisting of cash consideration and Class A Ordinary Shares, to certain subsidiaries of Tencent Group.

(b)	Balances with related parties

	As at
	December 31, 2025 RMB’million	June 30, 2026 RMB’million
Included in accounts receivable from related parties:
Tencent Group (note)	2,249	2,222
The Company’s associates and associates of Tencent Group	60	68
Included in prepayments, deposits and other assets from related parties:
Tencent Group	78	48
The Company’s associates and associates of Tencent Group	981	485
Included in accounts payable to related parties:
Tencent Group	595	476
The Company’s associates and associates of Tencent Group	232	204
Included in other payables and accruals to related parties:
Tencent Group	90	104
The Company’s associates and associates of Tencent Group	26	187
Note: The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement that renewed in August 2023.

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28

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(c)	Key management personnel compensation

	Six months ended June 30,
	2025 RMB’million	2026 RMB’million
Short-term employee benefits	24	24
Share-based compensation	48	39

	72	63

28.	Contingent liabilities
The Group is involved in a number of claims pending with various courts, or otherwise unresolved as at June 30, 2026. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB128 million. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could impact the Company’s future financial results materially.
The Group had made certain accruals in “Accounts payable” in the condensed consolidated balance sheet as at June 30, 2026 and recognized related costs as expenses for the six months ended June 30, 2026. The losses accrued include judgments handed down by the court and out-of-court
settlements after June 30, 2026, but related to cases arising on or before June 30, 2026. All these amounts were not material. The Group is in the process of appealing in certain cases. However, the ultimate timing and outcome of pending litigation is inherently uncertain. The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at June 30, 2026, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. Although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

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9